UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                  APPLIANCE RECYCLING CENTERS OF AMERICA, INC.
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                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03814F 20 5
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                                 (CUSIP Number)


                                EDWARD R. CAMERON
                            7400 EXCELSIOR BOULEVARD
                          MINNEAPOLIS, MINNESOTA 55426
                                 (612) 930-9000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box. |_|

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                 (Cover page continued on next page)

                           - Page 1 of 4 -

                          SCHEDULE 13D

--------------------------     ------------------------------------------------------------------------------------

CUSIP NO. 03814F  20  5             PAGE     2     OF     4     PAGES
                                         --------      --------
--------------------------     ------------------------------------------------------------------------------------

----- -------------------------------------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Edward R. Cameron
----- -------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) [ ]
                                                                                                         (b) [ ]
----- -------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY

----- -------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

           N/A  (See item 3)
----- -------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

----- -------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
----- -------------------------------------------------------------------------------------------------------------

           NUMBER OF                            SOLE VOTING POWER

            SHARES                  7                  302,689
                                   ------------ -------------------------------------------------------------------

         BENEFICIALLY                           SHARED VOTING POWER

           OWNED BY                 8                  -0-
                                   ------------ -------------------------------------------------------------------

             EACH                               SOLE DISPOSITIVE POWER

           REPORTING                9                  302,689
                                   ------------ -------------------------------------------------------------------

            PERSON                              SHARED DISPOSITIVE POWER

             WITH                  10                  -0-
---------------------------------- ------------ -------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              302,689
----- -------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]

----- -------------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.2%
----- -------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

              IN
----- -------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               - Page 2 of 4 -

ITEM 1.          SECURITY AND ISSUER.

                 This statement relates to Common Stock, no par value, of Appliance Recycling Centers of America, Inc. ("Issuer"), a Minnesota corporation, having its principal executive offices at 7400 Excelsior Boulevard, Minneapolis, Minnesota 55426.


ITEM 2.          IDENTITY AND BACKGROUND.

                 2(a)     Edward R. Cameron
                 2(b)     7400 Excelsior Boulevard, Minneapolis, Minnesota 55426
                 2(c)     Chief Executive Officer of Appliance Recycling
                            Centers of America, Inc.
                 2(d)     N/A
                 2(e)     N/A
                 2(f)     United States of America


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Mr. Cameron acquired shares of the Issuer at its inception using personal funds.


ITEM 4.          PURPOSE OF TRANSACTION.

                 Mr. Cameron holds the shares in the Issuer for investment purposes. Mr. Cameron intends to continue holding such shares for investment purposes only as a passive investor.


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 Mr. Cameron owns a total of 302,689 shares of common stock of the Issuer and no options to purchase shares of common stock of the Issuer, for approximately 13.2%, based on 2,286,744 shares outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 N/A

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 N/A


                              - Page 3 of 4 -

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:      February 9, 2000

                                        /s/ Edward R. Cameron
                                        -----------------------------
                                            Edward R. Cameron








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